# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION



# PUBLIC

21004889

## PART III

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___10/01/20___ AND ENDING ___09/30/21___
                                    MM/DD/YY                         MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Global Atlantic Distributors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__One Financial Plaza, 755 Main Street, 24th Floor__
(No. and Street)

| HARTFORD | CT | 06103 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeffrey Harpel | (717) 249-8803 | jeff.harpel@oysterllc.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche LLP__
(Name – if individual, state last, first, and middle name)

| 200 Berkeley Street, 10th Floor | Boston | MA | 02116 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

This report contains (check all applicable blanks):

(X) (a) Facing Page

(X) (b) An Affirmation

(X) (c) Statement of Financial Condition

( ) (d) Statement of Earnings

( ) (e) Statement of Changes in Financial Condition

( ) (f) Statement of Changes in Member's Equity

( ) (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors

( ) (h) Statement of Cash Flows

( ) (i) Statement of Comprehensive Income

( ) (j) Computation on Net Capital Pursuant to Rule 15c3-1

( ) (k) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

( ) (l) Information Relating to the Possession or Control Requirements under Rule 15c3-3

( ) (m) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Exhibit A of Rule 15c3-3

( ) (n) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

( ) (o) A copy of the SIPC Supplemental Report (filed as a separate document)

( ) (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

<u>AFFIRMATION</u>

November 23, 2021

One Financial Plaza
755 Main Street, 24th Floor
Hartford County
Hartford, Connecticut
United States of America

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Global Atlantic Distributors, LLC as of September 30, 2021, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____


_____
Robert M. Arena
President and Chief Executive Officer
Global Atlantic Distributors, LLC


_____
Notary Public

Subscribed and sworn before me;

This <u>23rd</u> day of <u>November 2021</u>

**VICTORIA L. FOTE**
NOTARY PUBLIC
**State of Connecticut**
**My Commission Expires**
**March 31, 2023**

Global Atlantic Distributors, LLC
One Financial Plaza, 755 Main Street, 24th Floor, Hartford, CT 06103

GLOBAL ATLANTIC DISTRIBUTORS, LLC

Statement of Financial Condition
As of September 30, 2021

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a

# PUBLIC DOCUMENT

**GLOBAL ATLANTIC DISTRIBUTORS, LLC**
**Statement of Financial Condition**

PUBLIC

## INDEX

**Deloitte & Touche LLP**
200 Berkeley Street
Boston, MA 02116
USA
Tel:  +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

# Deloitte.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Member of Global Atlantic Distributors, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Atlantic Distributors, LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

November 23, 2021

We have served as the Company's auditor since 2021.

# Statement of Financial Condition

**PUBLIC**

| | As of September 30, 2021 |
|---|---:|
| **Assets** | |
| Cash | $ 158,603 |
| Money market securities | 9,074,504 |
| Distribution service fees receivable | 915,949 |
| Prepaid expenses | 55,328 |
| **Total assets** | $ 10,204,384 |
| **Liabilities and member's equity** | |
| Payable to affiliate | $ 4,995,742 |
| Accounts payable and accrued expenses | 1,934,768 |
| Income taxes payable | 210,932 |
| Total liabilities | 7,141,442 |
| Member's equity | 3,062,942 |
| **Total liabilities and member's equity** | $ 10,204,384 |

The accompanying notes are an integral part of this financial statement.

## Note 1.
# Description of Business

Global Atlantic Distributors, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Global Atlantic (Fin) Company ("FinCo"). As a limited liability company, the Company's sole member is FinCo. The Company and FinCo are both domiciled in Delaware and owned by Global Atlantic Financial Group Limited ("GAFG").

The Company acts as the principal underwriter and distributor of variable annuity ("VA") insurance products issued by Forethought Life Insurance Company ("FLIC") and Commonwealth Annuity and Life Insurance Company ("CWA"). Both FLIC and CWA are wholly-owned subsidiaries of FinCo. The Company also offers common remitter services to certain retirement plan providers.

On February 1, 2021, KKR & Co. Inc. ("KKR") completed its acquisition of GAFG as originally planned in an agreement publicly disclosed in July 2020. As impacted by KKR's acquisition, the Company's accounts upon review were not subject to fair value adjustments, as required by other entities within GAFG.

## Note 2.
# Basis of Presentation

The statement of financial condition ("SOFC") is prepared in accordance with accounting principles generally accepted in the United States of America. At September 30, 2021, the Company's SOFC includes a payable account with an affiliated entity. See **Note 4** for additional information.

## Note 3.
# Significant Accounting Policies

The Company's significant accounting policies include the use of estimates which is discussed below. All other significant accounting policies are included in the following footnotes:

| | |
|---|---|
| Transactions with Related Parties | Note 4 |
| Contingencies | Note 5 |
| Income Taxes | Note 6 |
| Net Capital Requirements | Note 7 |
| Subsequent Events | Note 8 |

## Use of Estimates
Preparation of the SOFC requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

## Cash
As of September 30, 2021, the Company's operating cash is held in a business checking account with a third-party financial institution.

## Distribution service fees receivable
As the distributor of VA products issued by FLIC and CWA, the Company holds a distribution service fees receivable associated with third-party mutual funds under Rule 12b-1 of the Investment Company Act of 1940. This receivable is generated from distribution and marketing services rendered on behalf of mutual funds providing investment options for the VA products. The Company's receivable for distribution service fees is supported by individual service agreements established with a select group of mutual fund companies.

**Money market securities.** The Company invests its available operating cash in a money market mutual fund ("MMMF"). The MMMF is an open-end mutual fund registered under the Investment Company Act of 1940, as amended. In the fair value hierarchy as prescribed by FASB ASC 820, *Fair Value Measurements*, the MMMF is considered a Level 1 asset, whose value is based on unadjusted quoted prices for identical assets in an active and accessible market.

**Concentration of Risk.** The Company's $9.1 million balance in the MMMF is not insured by any agency such as the Federal Deposit Insurance Corporation. The Company believes that the risk of loss is mitigated by its monitoring the economic stability of the major institution managing the MMMF.

## Adoption of new accounting pronouncements

**Current Expected Credit Losses ("CECL").** In June 2016, FASB issued new guidance on the measurement of credit losses on financial instruments. This guidance replaces the incurred loss impairment model with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. FASB had extended the effective date of CECL several times. In November 2019, FASB extended the effective date of CECL for non-public companies until fiscal years beginning after December 15, 2022; the effective date for SEC filers remained January 2020. The Company adopted CECL in 2021 when KKR completed its acquisition of GAFG. The adoption of this guidance did not impact the Company's SOFC.


### Note 3. (continued)
## Significant Accounting Policies

**Adoption of new accounting pronouncements (cont.)**

**The Coronavirus Aid, Relief and Economic Security Act ("CARES Act").** On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss ("NOL") carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. Adoption of this provision of the CARES Act did not have a significant impact on the Company's SOFC.

**Simplifying the accounting for income taxes.** On December 18, 2019, FASB issued ASU No. 2019-12, which modifies ASC 740 to simplify the accounting for income taxes. This guidance eliminates the exceptions to the incremental approach, to accounting for basis differences when there are changes in ownership of foreign investments, and to interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance also simplifies the application of tax guidance related to franchise taxes, transactions with government entities, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim periods. The guidance is effective for public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2020, including interim period within those fiscal years. The Company adopted the standard effective January 1, 2021. The adoption of this new guidance did not have a significant impact on the Company's SOFC.

### Note 4.
## Transactions with Related Parties

The Company participates in a services and expense agreement with FLIC and Service Co, by which the Company receives management and administrative support services required to conduct its business, and through which the Company provides underwriting and distribution services to FLIC and CWA.

This services and expense agreement with affiliated companies gives rise to an intercompany payable balance which is settled in cash on a monthly basis. The Company has a netting arrangement ratified in an agreement with FLIC which grants the Company the right to offset its intercompany receivable against its intercompany payable when both of these components are with FLIC. As of September 30, 2021, the Company has a net intercompany payable to FLIC of $5.0 million.

The Company also has a tax agreement with another affiliate. See **Note 6** for additional information regarding this matter.

### Note 5.
## Contingencies

Despite the availability of COVID-19 vaccinations in 2021, the pandemic continues to impact businesses in different industries to varying degrees. Adverse impacts of the COVID-19 pandemic include business and supply-chain disruptions, labor shortages and inflation. Although the Company is not immune to these threats, the potential impact of these business conditions cannot be quantified as a reserve liability on the Company's SOFC.

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. As of September 30, 2021, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

### Note 6.
## Income Taxes

**Provision for Taxes**
The Company is a party to a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of a consolidated federal income tax return. The written tax agreement is between the Company and FinCo. In general, the allocation to the Company under the agreement is based on the separately computed liability of the Company with credit provided for losses used by other group members.

**Deferred Income Taxes**
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company has no deferred tax assets as of September 30, 2021. The Company has an income tax liability of $0.2 million as of September 30, 2021.

**Unrecognized Tax Benefits**
The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its provision for taxes. As of September 30, 2021, the Company did not record a liability related to accounting for uncertainty in income taxes.

**Note 6. (continued)**
## Income Taxes

Since January 3, 2014, the Company is included in FinCo's federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. All tax years since January 1, 2016 for the Company, and between January 1, 2011 and December 31, 2012 for Epoch Securities, Inc. ("Epoch"), remain open for examination. For reference, Epoch was an affiliated company which merged with the Company on December 31, 2015. Epoch also had been registered as a broker-dealer and member of FINRA.

**Note 7.**
## Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of September 30, 2021, the Company has regulatory net capital, as defined by Rule 15c3-1, of approximately $1.9 million, which exceeds the minimum amount required by $1.6 million.

As it relates to its common remitter services, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Additionally, as it relates to the computation for determination of reserve requirements, the Company is exempt from these requirements under the provisions of SEC Rule 15c3-3(k)(2)(i). Customer funds deposited in the common remitter bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, because the Company's other business activities are limited to acting as principal underwriter and distributor of variable annuity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception, the Company has no obligations under Rule 15c3-3.

**Note 8.**
## Subsequent Events

Management of the Company has performed an evaluation of subsequent events through November 23, 2021, which is the date the SOFC was available to be issued. As such, management has concluded that no subsequent events exist which require adjustments to or disclosure in the SOFC.